SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of May & June 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: July 4, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: May 2005

QI Systems Opens Talks with Cruise Line

May 9, 2005: QI Systems, Inc. (OTCBB: QIIIF), a leading provider of innovative smart card solutions, announced today that the company has opened discussions with Ocean Five Cruises, Inc., a major Asian based gaming cruise provider, regarding the development of a cashless payment system for use on Ocean Five's newest cruise ship.

QI Systems has been asked to develop a smart card based payment system that will address specific operating criteria outlined by Ocean Five.  The cruise line seeks to improve transactional efficiencies, simplify player tracking, reduce cash shrinkage and incorporate loyalty rewards.  QI Systems has been involved in basic fact-finding and is currently designing custom smart card solutions for this application.

Chris Strongman, Ocean Five's General Manager, stated "We are delighted to be working with QI Systems on this development project.  We want to make sure we have a smooth introduction because some of the players in Asia may have a reluctance to give up the cash-in-hand concept in the casino.  We want the implementation of the new card system to be very smooth and we are confident that QI can deliver a quality product that will enhance our operation."

Ocean Five Cruises, Inc., with headquarters in Taipei, Taiwan, will launch the 9,804 ton, 450 passenger MV Royal Pacific from its home port in Keeling, Taipei.  The ship has a crew of 210 and will provide a blend of 1-2 day gaming junkets with 4-5 day voyages to ports such as Hong Kong and Manila, and other locations where they have associate gaming venues.  This summer, Ocean Five will offer a 21 day cruise through Japan, South Korea, Shanghai, Hong Kong, Manila, and three ports in Taiwan.

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries.   QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein.  QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTC Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.
TEL: 604.248-2301 ~ FAX: 604.248.2306 ~  INTERNET: http://www.qisystems.ca

QI Systems Inc. To Change Corporate Domicile

May 31, 2005: Dallas, TX and Vancouver BC - QI Systems Inc. (OTCBB: QIIIF), an innovative provider of custom and pre-designed smart card solutions,, today announced that it has chosen the Texas law firm of Cantey & Hanger to facilitate the transfer of its corporate domicile from British Columbia, Canada to the state of Texas.

Executive offices will be located in Dallas.  Research and development, engineering and manufacturing operations will remain in Richmond, BC.

Company President and CEO, Steve Garman, stated , "Moving our domicile to the United States should increase our investment-community visibility and elevate our opportunities to collaborate with high-level business partners. The new domicile will also position QI Systems Inc. for an eventual move to a senior exchange."

QI Systems Inc. designs and sells chip-card solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this announcement are "forward-looking statements" and are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from current expectations.  QI Systems undertakes no obligation to publicly update such forward-looking statements.

For more information about QI Systems Inc., visit <www.qisystems.ca>.

Corporate and Media Contact:

Steven R. Garman
President & CEO.
(817) 427-8611

Investor Relations Contact:
Hobson, Lorenze, Bowersock & Associates
Ryland Hobson - (407) 327-6445
Todd Lorenze - (407) 327-6444
Rick Bowersock - (407) 327-6446

News Releases: June 2005

QI Systems Inc. Equipment to Support Dasani Blue Bikes Program

June 8, 2005: QI Systems Inc. of Dallas, Texas and Richmond, British Columbia (OTCBB: QIIIF), is pleased to announce that QI card control equipment has been selected to manage the bicycle lockers for the Dasani Blue Bikes program.  The new public service campaign is being introduced by Dasani Water, a Coca-Cola company, in conjunction with the national Rails to Trails Conservancy ( www.railtrails.org ).

The Rails to Trails program is an inspiring initiative to convert old rail rights-of-way to a system of trails for walking, running, skating and cycling in and around major cities across the nation.  On the above noted 'rail-trails' website the program is described as follows

"The mission of Rails-to-Trails Conservancy is to create a nationwide network of trails from former rail lines and connecting corridors to build healthier places for healthier people. RTC and Dasani will be celebrating the value of community trails in eight locations, between June and August 2005, with the dedication on each trail of the Dasani Blue Bikes Program™.

Please join us at one of eight celebrations this summer:
         June 4 - Gwynns Falls Trail, Baltimore, Maryland
         June 25 - Illinois Prairie Path, Villa Park, Illinois
         July 8 - Three Rivers Heritage Trail, Pittsburgh, Pennsylvania
         July 16 - Silver Comet Trail, Rockmart, Georgia
         July 30 - Provo-Jordan River Parkway Trail, Salt Lake City, Utah
         August 17 - East Lake Sammamish Trail, Seattle, Washington
         August 20 - West Orange Trail, Orange County, Florida
         August 27 - Katy Trail, Dallas, Texas

For more information on the trails selected for the Dasani Blue Bikes Program™, click" on http://www.dasani.com/jump.html?section=combike.  QI Systems Inc. is extremely proud to play a role in bringing this exciting new program to the nation.

QI Systems Inc. designs and sells chip-card solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this announcement are "forward-looking statements" and are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from current expectations.  QI Systems undertakes no obligation to publicly update such forward-looking statements.

For more information about QI Systems Inc., visit <http://www.qisystems.ca>

Approved on behalf of the board:

Steven R. Garman Investor Relations Contact:
President & CEO. Hobson, Lorenze, Bowersock & Associates
(817) 427-8611 Todd Lorenze - (407) 327-6444

QI Systems Receives New Orders

June 21, 2005: QI Systems Inc. ( OTCBB:QIIIF, ) is pleased to announce several new orders for its low power hybrid card reader and newspaper box controller system used in the USA Today Collegiate Readership Program.  The orders for shipment this summer include new campus installations, as well as additional equipment to expand the Readership Program at several participating campuses.  One location of note is Penn State University which was the first participant in the USA Today program.  Penn State's various campuses now have one hundred newspaper boxes installed that contain QI equipment.

The QI relationship with USA Today goes back to the 1996 Olympic Games in Atlanta.  As part of the Visa Cash payment program deployed to highlight smart card technology at the games, QI supplied newspaper box controllers configured to accept payment by Visa Cash cards.  USA Today installed this equipment in their news racks at MARTA transit stations around the city.  The installation of the Visa Cash payment system in news boxes in Atlanta highlighted the spirit of innovation and leadership that has been the hallmark of the USA Today - QI Systems partnership over the years.

The USA Today Collegiate Readership Program is another example of QI Systems' practical and inventive use of technology that adds value in the delivery of goods and services.  The program, using QI battery powered controllers to confirm valid student ID cards and provide access to papers in the boxes, was initiated by, and is still managed by USA Today.  However, on many campuses the program now includes newspapers from other publishers as well as USA Today.

The USA Today Collegiate Readership Program is installed at various campuses around the country.  They include Miami University, Florida Atlantic, Florida State, Florida Southern, University of Florida, Florida A&M, Florida Gulf Coast University, University of Northern Florida, University of Buffalo, Stroudsburg, Lasalle, Penn State, Duke, King's College, Villanova, Missouri Western, Northwest Missouri State, Central Missouri State, Rutgers, Fairleigh Dickinson, Auburn, KU, Kansas State, University of Nebraska Lincoln, Duquesne, Augsburg College, University of Missouri Columbia, University of Massachusetts Amherst, Holy Cross, Dartmouth, Willamette, Minnesota State, Clark, Franklin and Marshall, College of Saint Rose, University of South Carolina, West Virginia University, University of Iowa, Texas A&M University, Texas Tech University, University of Iowa, Cornell, University of Denver, Syracuse, University of Utah, Delhi State, Mankato University, Gustavus, Frostburg, St. Mary's, Murray State, Mercer, Samford, Lehigh, Fresno State, Alabama, West Georgia, UCSD and others.

QI is honored and proud to provide creative identification and payment solutions for unique applications such as the USA Today Campus Readership Program.

QI Systems Inc. designs and sells chip-card solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this announcement are "forward-looking statements" and are subject to certain risks and uncertainties.  Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from current expectations.  QI Systems undertakes no obligation to publicly update such forward-looking statements.

For more information about QI Systems Inc., visit <www.qisystems.ca>.

Corporate and Media Contact:
        Steven R. Garman
        President & CEO
        (817) 427-8611

Investor Relations Contact:
        Todd Lorenze
        Hobson, Lorenze, Bowersock & Associates
        (407) 327-6444